News Release

          ELD No. 05-19

TSX: ELD  AMEX: EGO

December 20, 2005

Eldorado Provides Resource on Vila Nova Iron Ore Project, Amapa State Brazil

VANCOUVER, BC – Paul N. Wright, President and Chief Executive officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”) is pleased to announce that an Inferred Mineral Resource (the “Inferred Resource”) of 8.7 million tonnes has been estimated with an iron content of 61.5%  at the Company’s Vila Nova Iron Ore Project in Amapa State, Brazil ( the “Iron Ore Project” or the “Project”).  The Inferred Resource is based on 19 diamond drill holes located on section lines 100 meters to 200 meters apart over a strike length of 1,400 meters (See Figure 1).  Eldorado will hold 50% interest in the Project as part of a joint venture agreement with DSI Consult & Mineração Amapari (“DSI”).

The massive hematite forms a steeply dipping body 10 to 40 meters thick that trends approximately north south (See Figures 2 & 3) with a narrower fold limb extending to the north-west.  The resource contains massive and laminated hematite with minor intercalations of schist in the central and southern part of the ore body and softer more granular hematite in the north, particularly north of the Vila Nova River where it becomes interspersed with iron rich schist (itabirite). The resource was calculated using Inverse distance2 interpolation of a block model with cell dimension of 20m x 5m x 10m. It has been constrained within the massive iron formation.

Although the iron deposit’s geology and chemical composition have been determined to an Indicated Resource level of confidence, material analysis work needed to define the iron mineralization size fraction thresholds has yet to be prepared.  Therefore the existing level of work on the Project currently supports a classification of Inferred Resource in accordance with the guidelines for the reporting of industrial minerals in the CIM definitions referred to in National Instrument 43-101.  In addition, as part of its internal marketing studies, the Company has received expressions of interest to purchase potential future production.

Reconnaissance geologic mapping and positive results from a recently flown airborne magnetic survey show good potential to add resources to the north and west, respectively.  The 2006 program will consist of material analysis studies, infill drilling  to obtain a better definition of the trace element distribution, and extension of the known mineral resources.

“Our focus continues to be on our gold projects but we are excited about the prospects of the Iron Ore Project which is only a kilometer from our Vila Nova Gold Project”, commented Paul N. Wright, President and CEO of Eldorado.  “In the first half of 2006 we will be conducting engineering studies with the objective to determine the viability of the Iron Ore Project.  We will be working to define the permitting requirements and expect by the third quarter to be able to articulate a development plan and schedule for the Project.”

The Company will provide an update on our Vila Nova Gold Project early in 2006.

Stephen Juras, Ph.D. P.Geo, Manager, Geology is the qualified person responsible for the technical disclosure in this press release.  Samples used to support the estimated mineral resources were prepared and assayed at the ALS Chemex facility in Vancouver.  Quality control of the data was monitored through a program of duplicate and blank samples.

Eldorado Gold Corporation is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

Paul N. Wright

Paul N. Wright

President and Chief Executive Officer

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s technical reports, including the Annual Information Form and other reports filed under the Company’s name at www.sedar.com.  A qualified person has verified the data contained in this release.

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Certain of the statements made herein may contain forward-looking statements within the meaning of Section 1E of the Securities Exchange Act of 1934, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Narrative Description of the Business – Risk Factors” in the Company’s Annual Information Form, Form 40-F dated March 30, 2005 for the fiscal year ended December 31, 2004.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Business - Risk Factors” in the Company’s Annual Information Form and Form 40F dated March 30 ,2005 for the fiscal year ended December 31, 2004.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

             1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

Villa Nova Iron Project (figure 1)

eldoradogold

Iron Crust
Iron Crust with Iron Clasts
Massive Iron
Itabirite
Phyllite
Fault
Drill Hole
45500 N
45300 N
45100 N
44900 N
44700 N
44500 N
44300 N
416500 E
416700 E
416900 E
417100 E
417300 E
VNI-19
VNI-18
VNI-17
VNI-16
VNI-15
VNI-14
Vila Nova River
VNI-06
57N
N
0 50 100
meters
VNI-04
VNI-03
VNI-01
Sec. 50N
VNI-05
VNI-07
75
VNI-09
VNI-12
VNI-02
Sec. 46N
VNI-10
VNI-13
VNI-11
VNI-08

Villa Nova Iron Project

Vertical Cross Section 46N

(figure 2)

eldoradogold

West
East
VNI-02
VNI-09
3.6m @ 34.3% Fe
17.7m @ 50.36% Fe
16.05m @ 60.5% Fe
36m @ 56.5% Fe
120m
80
40
Elevation
Iron Crust
Massive Iron
Phyllite
Schists

Villa Nova Iron Project

Vertical Cross Section 50N

(figure 3)

West
East
24.1m @ 40.2% Fe
27.4m @ 18.25% Fe
34.3m @ 61.5% Fe
VNI-03
VNI-01
120m
80
40
Elevation
Iron Crust
Massive Iron
Weathered schists
& phyllite
Schists